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February 15, 2013

Mr. John Ganley

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:                             KKR Alternative Income Opportunities Fund (f/k/a KKR Global Credit Opportunities Fund) (the “Fund”)

(File Nos. 811-22543 and 333-173274)

Dear Mr. Ganley:

In a letter dated April 28, 2011, Mr. Brion R. Thompson provided the Securities and Exchange Commission staff’s (the “Staff”) comments on the registration statement, filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of KKR Global Credit Opportunities Fund, as filed April 1, 2011.  Since the initial filing of the Registration Statement, KKR Global Credit Opportunities Fund has changed its name to KKR Alternative Income Opportunities Fund and, on the date hereof, filed Pre-Effective Amendment No. 1 to the Registration Statement.  The Staff’s comments, along with the Fund’s responses, are set forth below.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements to the Registration Statement discussed below on its behalf, as applicable.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

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Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

PROSPECTUS:

Cover Page

Comment 1.                            The Fund’s name includes the term “Global.” Please add disclosure clarifying how the Fund will diversify its investments among a number of different countries.  Also, add disclosure clarifying that a significant amount of the Fund’s assets will be invested outside the United States.  For example, the Fund might provide a policy regarding the minimum percentage of assets the Fund will invest, under normal market conditions, in issuers located outside the United States.  We may have additional comments based upon your response.

Response 1.                               We respectfully acknowledge your comment, and advise you that the Fund has changed its name to remove the word “Global.”  The Fund believes that the Registration Statement sufficiently addresses the extent to which the Fund’s assets will be invested outside the United States,

Prospectus Summary — Investment Strategies (page 2)

Comment 2.                            As derivatives are considered part of the Fund’s principal investment strategy, please review the disclosure in this section and where appropriate throughout the registration statement, including, in particular, under the Risk Factors section, in light of the observations set forth in this letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillian, General Counsel, Investment Company Institute, dated July 30, 2010.

Response 2.                               We respectfully acknowledge your comment, and advise you that the Fund has considered the observations regarding derivatives in the letter cited by the Staff and has prepared the disclosure in the Registration Statement, including in the Risk Factors section, to address such observations.

Prospectus Summary — Summary of Common Shareholder Fees and Expenses (page 39)

Comment 3.                            Please modify the line item caption Advisory fee to Management Fees.  See Item 3.1 of Form N-2.

Response 3.                               The disclosure has been revised accordingly.

Comment 4.                            Disclosure provides that the Fund may engage in “short sales.” Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sale transactions.  See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 1, 2010).

Response 4.                               We respectfully acknowledge your comment; however, the Fund does not plan to engage in short sales to the extent that would require disclosure in the fee table.

Comment 5.                            Disclosure on page 40 states that the Adviser has agreed to pay organizational expenses and to pay certain offering expenses.  Please add a footnote to the fee table with an estimate of the following:

•                  The size of the offering in dollars and shares;

•                  The total offering costs in dollars and costs per share;

•                  The offering costs expected to be paid by the Adviser in dollars and costs per share; and

•                  The offering costs expected to be paid by the Fund in dollars and costs per share.

Response 5.                               The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION:

Investment Restrictions (page 17)

Comment 6.                            Please revise Investment Restriction 3 to state that only “tax exempt” securities of state and municipal governments or their political sub-divisions will be excepted from the Fund’s industry concentration policy.  See Investment Company Act Release No. 9785 (May 31, 1977).  Also, provide that both the Borrower and the Loan Investor selling a loan participation will be considered issuers for purposes of the Fund’s industry concentration policy.

Response 6.                               The disclosure has been revised accordingly.

GENERAL COMMENTS:

Comment 7.                            Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

Response 7.                               We respectfully acknowledge the comment.

Comment 8.                            We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response 8.                               We respectfully acknowledge the comment.

Comment 9.                            If you intend to omit certain information from the form of prospectus included with the registration statements that is declared effective, in reliance on Rule 430A under the Securities Act of 1933, please identify the omitted information to us, preferably before filing the final pre-effective amendments.

Response 9.                               We respectfully acknowledge the comment.

Comment 10.                     Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response 10.                        The Fund does not expect to submit exemptive applications and/or no-action requests in connection with the Registration Statement.

Comment 11.                     Responses to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response 11.                        We respectfully acknowledge the comment.

Comment 12.                     The Fund and its management are in possession of all facts relating to the Fund’s disclosure.  Therefore, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.

Response 12.                        We respectfully acknowledge the comment.

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In addition to these comments, you requested that the Funds make certain representations concerning the registration statements on Form N-2 and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments.  Please call the undersigned at 212.698.3526 or Kenneth E. Young, Esq. at 215.994.2988 if you wish to discuss this correspondence further.

Sincerely,

/s/ Allison M. Fumai, Esq.

Allison M. Fumai, Esq.